Mail Stop 4569
	June 16, 2005

By U.S. Mail and facsimile to (212) 310-8857

Mr. Phillip R. Bennett
President and Chief Executive Officer
Refco Inc.
One World Financial Center
200 Liberty Street, Tower A
New York, New York  10281

      Re:      Refco Inc.
      Amendment Number One to Registration Statement on Form S-1
      Filed on May 27, 2005
                        File Number 333-123969

Dear Mr. Bennett:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. We note your response to prior comment number one. We will process your amendments without a price range and other missing information (e.g., disclosure regarding the effect of dilution). Since this missing information triggers a number of disclosure matters, we will need sufficient time to process the amendments when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented on and we may take a significant amount of time to review your document.
2. We note your comment to prior comment number 5. Please remove language like "we cannot assure" on page 121 and elsewhere throughout the document.

Risk Factors
Our substantial indebtedness..., Page 25
3. Revise this risk factor to discuss your cash flows available to cover your annual interest expense.
4. Revise this risk factor to discuss the increases in your interest expense for each 100 basis point rise in interest rates and to place the discussion under a separate heading.

Business, page 77
Legal Proceedings, page 89
5. We are aware that civil claims against Refco Overseas Limited and
Refco Securities S.A. have been in progress since April 25, 2003 before the Commercial Court (Tribunal de Commerce) in Paris, France at the request of Gerard Sillam. We are also aware that there are criminal proceedings in France in which Refco`s name appears. We did not see any reference to these claims in your disclosure. Revise this section to provide the disclosure required by Item 103 of Regulation S-K.

Principal and Selling Shareholders, page 99
6. We note your response to prior comment number 20. Please disclose which selling shareholders are registered broker-dealers or affiliates of broker-dealers.

7. For the selling shareholders that are broker-dealers, revise the disclosure to clarify that those selling shareholders may be statutory underwriters. Any selling shareholder who is an affiliate of a broker-dealer must make the following representations:
a. that they purchased the securities in the ordinary course of business; and
b. that at the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

      If they are unable to make these representations, your disclosure should indicate that they may be deemed underwriters.

Certain Relationships and Related Transactions, page 101
The Equity Purchase and Contribution Agreement, page 103
8. We note your response to prior comment number 16. Please include the registrant as part of the diagram.

Shares Eligible for Future Sale, page 114
9. We note your response to prior comment number 19. Please include your legal analysis in the Form S-1 explaining the reasons supporting your reliance on exemptions, including Section 4(2) and Rule 701 of the Securities Act.

Exhibit 5.1
10. Please confirm that for the purposes of Weil Gotshal & Manges` legal opinion the term "corporate laws of the State of Delaware" includes the constitution, statutes and case law of the State of Delaware, as they affect the interpretation or operations of the General Corporation Law of Delaware.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kevin W. Vaughn at (202) 551-3494 or Angel
M.
Jackson at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy
A. Geishecker at (202) 551-3422 or me at (202) 551-3419 with any other questions.



Sincerely,



Christian Windsor

Special Counsel


cc:        Alexander D. Lynch, Esq.
            Todd R. Chandler, Esq.
            Weil, Gotschal & Manges LLP
            767 Fifth Avenue
            New York, New York  10153

??

??

??

??

Mr. Phillip R. Bennett
Refco Inc.
June 17, 2005
Page 1